UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-40398

Hive Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

99.1	Material Change Report filed December 1, 2021
99.2	News Release filed December 3, 2021
99.3	Report of Exempt Distribution filed December 7, 2021
99.4	News Release filed December 21, 2021
99.5	News Release filed December 22, 2021
99.6	Material Change Report filed December 22, 2021
99.7	News Release filed December 31, 2021
99.8	Material Change Report filed December 31, 2021
99.9	Revised Annual Information Form filed December 31, 2021
99.10	Form 52-109F1R Certification of Refiled Annual Filings (CFO)
99.11	Form 52-109F1R Certification of Refiled Annual Filings (CEO)

SIGNATURES

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

December 31, 2021